Exhibit 99.1

Robo.ai Appoints W Motors Founder Ralph R. Debbas as Group President

Appointment strengthens the Group’s UAE leadership as it advances AI commercialization and local industrial capabilities

DUBAI, UAE, Nov. 2, 2026 — Robo.ai Inc. (Nasdaq: AIIO) (“Robo.ai” or the “Company”), a UAE-based, U.S.-listed company, today announced the appointment of Ralph R. Debbas as Group President, effective immediately. In this role, Mr. Debbas will focus on advancing the Group’s industrial strategy, international partnerships and coordination across its businesses, supporting the development of its artificial intelligence and advanced manufacturing businesses.

Mr. Debbas is a regional business leader, entrepreneur and automotive designer with a longstanding presence in the UAE. He founded W Motors in 2012 and helped design and lead the development of the Lykan HyperSport, the supercar that gained worldwide recognition for its distinctive design and its appearance in the film “Furious 7.” He later led W Motors’ expansion into an integrated automotive company spanning design, research and development, engineering and manufacturing.

At W Motors, Mr. Debbas also led the development of an integrated automotive manufacturing facility in Dubai and spearheaded the GHIATH smart patrol vehicle program with Dubai Police, bringing the vehicle into local production and delivery.

“Ralph’s experience turning innovative product concepts into operating industrial businesses in the UAE is closely aligned with the Group’s next stage of development,” said Benjamin Zhai, Chief Executive Officer of Robo.ai. “Our current priorities are to drive customer adoption, strengthen local delivery capabilities and continue to grow the operating businesses that already contribute revenue. We are confident in the opportunities ahead and believe Ralph’s leadership will further strengthen execution and deliver solid operating results that create long-term value for shareholders.”

This appointment comes as the Group reaches several milestones across its businesses. ALIF Holding has held a groundbreaking ceremony for Phase I of its industrial park in Umm Al Quwain and announced plans to establish ALIF Composites, a composites manufacturing business. Neurovia AI has launched the NeuroStream™ platform, completed live technical validation and is advancing applications for its visual data technology. The operating businesses of Quantum Core Capital (“QC Capital”) continue to contribute revenue. The Group will advance customer development, production readiness and technology commercialization in line with the stage of development of each business.

“The UAE has both the ambition and the capabilities to develop industries that can compete internationally,” said Mr. Debbas. “Robo.ai’s AI technologies, industrial plans and operating businesses give us a strong foundation to pursue this opportunity. I look forward to working with our teams to develop products that meet real customer needs, integrate international technical expertise into local operations and convert project progress into long-term customer relationships. Reliable delivery will be at the heart of everything we do.”

The appointment further strengthens Robo.ai’s UAE-based management team and will help the Group connect international technology resources with regional industrial needs. As its projects progress, the Company plans to disclose commercial and technical developments to the market as appropriate.

Mr. Debbas also plans to engage more directly with shareholders and investors through video updates, sharing the Group’s business progress and milestones to give investors a fuller understanding of how its businesses are developing. The Company invites shareholders and investors to follow these updates as they become available.

About Robo.ai Inc.

Robo.ai Inc. (Nasdaq: AIIO), headquartered in Dubai, United Arab Emirates, is a Nasdaq-listed technology group building intelligent infrastructure across four platforms: artificial intelligence; robotics and smart mobility; advanced manufacturing; and digital assets and capital. Its industrial group, ALIF Holding, is dedicated to building intelligent industries through the development, integration and manufacturing of AI systems, serving government, public sector and mission-critical domains. Through its subsidiary Neurovia AI, the Company develops AI software and visual data infrastructure. Quantum Core Capital (“QC Capital”), its AI-powered deep-tech holding and venture-building platform, incubates, invests in and operates businesses across artificial intelligence, robotics, digital infrastructure and the next-generation digital economy.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Robo.ai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Robo.ai’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Robo.ai’s strategies, future business development, and financial condition and results of operations; Robo.ai’s limited operating history in its current business; Robo.ai’s ability to generate positive cash flow and profits; Robo.ai’s ability to compete successfully; Robo.ai’s ability to build its brand and withstand negative publicity; and changes in customer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Robo.ai’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Robo.ai does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor and Media Contacts

Investor Relations: ir@roboai.group
Media: pr@roboai.group
Website: www.roboai.group